UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY


each hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.


     B.   Utility Subsidiaries
          --------------------

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i.   100% owned by MidAmerican Energy Company

               MidAmerican  Energy  Financing  I  -  Organized  as  a  statutory business trust holding MidAmerican 7.98% Series A Debentures due 2045. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               MidAmerican  Energy  Funding  Corporation - Organized to purchase
                    MidAmerican Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

          ii. Less than 100% but greater than 10% owned by MidAmerican Energy Company.

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries
          ----------------------------------

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

               AmGasInc. - Organized to market  nonregulated  natural gas to end users. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Energy  Company -  Organized  to market  nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities    investments.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power  Company -  Organized  to  manage  nonregulated
                    electric  energy  investments.   Incorporated  in  Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power   Marketing   Company  -  Organized  to  market
                    nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               IWG Co. 8 - Organized  to  invest  in  nonregulated  hydropower
                    projects   or   companies.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               MHC Investment Company - Organized to invest in, develop and/or
                    manage   investments   and  financial   business   ventures.
                    Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               MidAmerican Rail Inc. - Organized  to lease  railroad  coal cars.
                    Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               TTP, Inc. of South Dakota - Organized  to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but greater than 10% owned by MidAmerican Capital Company

               Edge Technologies,  Inc. - A joint  venture  organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

               Micro-Generation  Technology  Fund,  LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

               Tenaska III Texas  Partners -  Organized  to  construct,  own and operate a cogeneration plant located near Paris, Texas. Partnership organized in Texas. Headquartered in Omaha, Nebraska.

               Utech Venture Capital Corporation - Organized to invest in venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

     ii.  Midwest  Capital  Group,  Inc.  (100%  owned) - Organized as a holding
          company   for   nonregulated   business   development    subsidiaries.
          Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          a.   100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes Development Company - Organized to invest in,
                    develop  and/or  manage  real  estate   business   ventures.
                    Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

               Two Rivers Inc. -  Organized  to own and  operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but Greater than 10% owned by Midwest Capital Group, Inc.

               Northgate Park  Associates  -  Organized  to  develop  and own an office park. Partnership organized in Iowa. Headquartered in Iowa City, Iowa.

     iii. MidAmerican Services Company (100% owned) - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     iv. MEC Construction Services Co. (100% owned) - Organized to provide nonregulated utility construction services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     v. HomeServices.Com, Inc. (100% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Delaware. Headquartered in Edina, Minnesota.

          a.   100% owned by HomeServices.Com, Inc.

               CBS Brokerage Systems Inc. - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               CBSHome Real Estate  Company - Organized  to provide  residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Champion Realty,  Inc. - Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Maryland.
                    Headquartered in Annapolis, Maryland.

               Chancellor Mortgage Services, Inc. - Organized to provide
                    residential mortgage brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Chancellor Title Services, Inc. - Organized to provide title search, abstracting real estate escrow and closing services.
                    Incorporated  in  Maryland.   Headquartered   in  Annapolis,
                    Maryland.

               Edina Corporate Services, Inc. - Organized as a third  party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Financial Services, Inc. - Organized as a holding  company
                    for  the  Edina   Realty   subsidiaries.   Incorporated   in
                    Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Franchise Associates, Inc. - Organized  to  provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Insurance Agency, Inc. - Organized to provide
                    property   and   casualty    insurance    agency   services.
                    Incorporated   in   Minnesota.   Headquartered   in   Edina,
                    Minnesota.

               Edina Realty of  Wisconsin, Inc. - Organized to provide
                    residential real estate brokerage services. Incorporated in Wisconsin. Headquartered in Hudson, Wisconsin.

               Edina Realty Title, Inc. - Organized to provide title search, abstracting,  real  estate  escrow,  and  closing  services.
                    Incorporated   in   Minnesota.   Headquartered   in   Edina,
                    Minnesota.

               First Realty, Ltd. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               For Rent, Inc. - Organized to lease residential property.
                    Incorporated in Arizona. Headquartered in Tucson, Arizona.

               HMSV Financial  Services,  Inc. - Organized  to provide  mortgage brokerage services. Incorporated in Delaware. Headquartered in Edina, Minnesota.

               HMSV Technologies,  Inc. - Organized to provide  residential real
                    estate   brokerage   services.   Incorporated  in  Delaware.
                    Headquartered in Edina, Minnesota.

               HomeServices  of   California,   Inc.  -  Organized   to  provide
                    residential real estate brokerage services. Incorporated in Delaware. Headquartered in Edina, Minnesota.

               IMO Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

               Iowa Realty Co., Inc. - Organized to provide residential real
                    estate   brokerage    services.    Incorporated   in   Iowa.
                    Headquartered in West Des Moines, Iowa.

               Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Company - Organized to provide land title  abstracting services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Iowa Title Linn County LLC - Organized to provide land title abstracting services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               JC Nichols Residential Inc. - Organized to provide residential
                    real  estate  brokerage  services.   Incorporated  in  Iowa.
                    Headquartered in Overland Park, Kansas.

               J. C. Nichols Residential Peculiar,  LLC - Organized to provide residential real estate brokerage services. Organized in Missouri as a limited liability company. Headquartered in Kansas City, Missouri.

               J. P. & A., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               Jenny Pruitt &  Associates, Inc.   -   Organized   to  provide
                    residential real estate brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               Kansas City Title, Inc.  -  Organized  to  provide  title  and abstracting services. Organized in Missouri. Headquartered in Overland Park, Kansas.

               Kentucky Residential Referral Service, LLC - Organized to provide residential real estate brokerage services. Organized in Kentucky as a limited liability company. Headquartered in Louisville, Kentucky.

               MidAmerican Commercial Real Estate Services,  Inc. - Organized to
                    provide commercial real estate brokerage services. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Midland Escrow Services,  Inc. - Organized to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               MRSCT, Inc. - Organized to provide title search, abstracting real
                    estate  escrow  and  closing   services.   Incorporated   in
                    Kentucky. Headquartered in Louisville, Kentucky.

               Nebraska Land Title and Abstract Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Paul Semonin Company - Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Kentucky.
                    Headquartered in Louisville, Kentucky.

               Plaza Financial Services, LLC - Organized  as a holding  company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

               Plaza Mortgage Services, LLC - Organized to provide  residential
                    mortgage   brokerage   services.    Organized   in   Kansas.
                    Headquartered in Prairie Village, Kansas.

               Professional Referral Organization, Inc. - Organized to generate real estate sales  through  referrals  from retired  agents.
                    Incorporated  in  Maryland.   Headquartered   in  Annapolis,
                    Maryland.

               Reece & Nichols Realtors  Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               The Referral Company - Organized to generate real estate sales through referrals from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               RHL Referral  Company,  LLC - Organized to generate  real estate sales through referrals from retired agents. Organized in Arizona. Headquartered in Tucson, Arizona.

               Roy H. Long Realty Co., Inc. - Organized to provide  residential real estate brokerage services. Incorporated in Arizona. Headquartered in Tucson, Arizona.

               Select Relocation Services, Inc. - Organized  to provide  real
                    estate  relocation   services.   Incorporated  in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               Semonin Mortgage Services,  Inc. - Organized as a holding company for an interest in a mortgage brokerage business. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

               Southwest Relocation, LLC - Organized to provide residential real estate brokerage services. Organized in Arizona as a limited liability company. Headquartered in Tucson, Arizona.

               Trinity Mortgage  Partners,  Inc. - Organized to provide mortgage brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

          b. Less than 100% but greater than 10% owned by HomeServices.Com, Inc.

               Carol Jones Company - Organized to provide residential real estate brokerage services. Organized in Missouri. Headquartered in Springfield, Missouri.

               Carol Jones Properties, LTD - Organized  to provide  residential real estate brokerage services. Organized in Missouri. Headquartered in Springfield, Missouri.

               Cendant Home Funding-Nebraska, LLC - Organized to provide
                    mortgage brokerage services.   Organized in Delaware.
                    Headquartered in Omaha, Nebraska.

               Edina Realty Mortgage, LLC - Organized to provide residential mortgage brokerage services. Organized in Delaware. Headquartered in Edina, Minnesota.

               HomeServices Lending, LLC - Organized to provide mortgage
                    brokerage services. Organized in Delaware as a limited liability company. Headquartered in Edina, Minnesota.

               Iowa Title Linn County II, LLC - Organized to provide title services. Organized in Iowa as a limited liability company. Headquartered in Des Moines, Iowa.

               Jenny Pruitt Insurance Services, LLC - Organized to provide residential real estate brokerage services. Organized in Georgia as a limited liability company. Headquartered in Atlanta, Georgia

               Long Title  Agency,  LLC - Organized to provide  title  services.
                    Organized  in  Arizona  as  a  limited  liability   company.
                    Headquartered in Tucson, Arizona.

               Meridian Title Services, LLC - Organized to provide title
                    services. Organized in Georgia as a limited liability company. Headquartered in Atlanta, Georgia.

               MidAmerican Home  Services  Mortgage,  LLC - Organized to provide residential mortgage brokerage services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               Real Estate  Links,  LLC - Organized to provide  title  services.
                    Organized in Illinois as a limited liability company. Headquartered in Moline, Illinois.

               Service Mortgage  Group,  LLC - Organized to provide  residential real estate brokerage services. Organized in Kentucky. Headquartered in Louisville, Kentucky.

               United Settlement Services, LC - Organized to provide title services. Organized in Iowa as a limited liability company. Headquartered in Des Moines, Iowa.

     vi.  CE Electric UK Funding  Company  (100% owned) - Organized as a holding
          and   investment   company.   Incorporated   in  England   and  Wales.
          Headquartered in Newcastle, United Kingdom.

          a. 100% directly or indirectly owned by CE Electric UK Funding Company - (unless otherwise indicated, all of the following were headquartered in Newcastle, United Kingdom).

               Avonmouth CHP Limited - Organized to invest in and develop  power generation. Incorporated in England and Wales.

               CalEnergy Gas (Holdings)  Limited - Gas exploration and ownership of gas. Incorporated in England and Wales.

               CalEnergy Gas Limited - Gas  exploration  and  ownership  of gas.
                    Incorporated in England and Wales.

               CalEnergy Gas (Australia) Limited - Gas exploration and ownership of gas. Incorporated in England and Wales.

               CalEnergy Gas (UK) Limited - Organized  to  purchase,  lease or acquire land containing or believed to contain petroleum, natural gas or other mineral oils; to search and prospect for petroleum, natural gas and related hydrocarbons. Incorporated in England and Wales.

               CalEnergy Gas (Polska) Sp. z.o.o. - Organized for the
                    exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in Poland. Headquartered in Warsaw, Poland.

               CalEnergy Gas (Pipelines) Limited - Organized  to explore  and prospect for, manufacture, produce, buy, sell, dispose of and deal in gas and to use all such land, buildings and other works, machinery, plant and pipes. Incorporated in England and Wales. Headquartered in London, England.

               CalEnergy Power (Polska) SP. z.o.o. - Organized to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in Poland. Headquartered in Warsaw, Poland.

               CE Electric (Ireland) Ltd. - Organized to be a holding company.
                    Incorporated in the Republic of Ireland.

               CE Electric UK Holdings - Organized as a holding  company.
                    Incorporated in England and Wales.

               CE Electric UK Ltd. - Organized as a  holding   company.
                    Incorporated in England and Wales.

               CE UK Gas Holdings Limited - Holding company for  gas
                    exploration companies. Incorporated in England and Wales.

               Integrated Utility Services Limited - Organized to provide engineering contracting services. Incorporated in England and Wales.

               Northern Electric plc - A public limited company. Incorporated in
                    England and Wales.

               Northern Electric Distribution Limited - Management of
                    distribution network. Incorporated in England and Wales.

               Northern Electric Finance plc - Organized as a finance  company.
                    Incorporated in England and Wales.

               Northern Electric & Gas Limited - A  holding  company  which directly owns 100% of the following subsidiaries: Northern Tracing & Collection Services Limited, Northern Electric Retail Limited, Northern Metering Services Limited, Northern InfoCom Limited. Incorporated in England and Wales.

               Northern Electric Generation Limited - Organized as a holding company. Incorporated in England and Wales.

               Northern Electric Generation (TPL) Limited - Organized as a
                    holding company. Incorporated in England and Wales.

               Northern Electric Generation (Peaking) Limited - Standard
                    commercial company. Incorporated in England and Wales.

               Northern Electric Insurance Services Limited - Organized to
                    provide insurance services. Incorporated in the Isle of Man.

               Northern Electric (Overseas Holdings) Limited - General
                    Merchants. Incorporated in England and Wales.

               Northern Electric Properties Limited - Organized as a property management company. Incorporated in England and Wales.

               Northern Electric Retail Limited - Retailing of electrical  and gas appliances. Incorporated in England and Wales.

               Northern Electric Supply Limited - Organized to retail
                    electricity and gas. Incorporated in England and Wales.

               Northern Infocom Limited - Standard commercial company.
                    Incorporated in England and Wales.

               Northern Metering Services Limited - Meter operator. Incorporated in England and Wales.

               Northern Tracing &  Collection  Services  Limited - Organized  to
                    carry on address checking and tracing, credit vetting and debt collection. Incorporated in England and Wales.

               Northern Transport  Finance  Limited - Organized as an investment company. Incorporated in England and Wales.

               Ryhope Road  Developments  Ltd - Organized to acquire and develop land. Incorporated in England and Wales.

               Stamfordham  Road  Developments  Ltd.  -  Organized  to  acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in England and Wales.

          b. Less than 100% but greater than 10% owned by CE Electric UK Funding Company - (unless otherwise indicated, the following are headquartered in Newcastle, United Kingdom).

               Kings Road Developments Limited - Organized to acquire and develop land, houses and buildings at Kings road, Wallsend. Incorporated in England and Wales.

               Selectusonline - Organized  to provide and procure  services  and products. Incorporated in England and Wales.

               Teesside Power  Limited - General and supply  products  connected
                    with   energy.    Incorporated   in   England   and   Wales.
                    Headquartered in Teeside, United Kingdom.

               Vehicle Lease and Service Limited - Standard  commercial company.
                    Incorporated in England and Wales.

               Viking Power Ltd. - Owner of power generation facility.
                    Incorporated in England and Wales.

               Yorkshire Cayman Holding  Limited - A private  company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire Electricity Distribution plc - A public limited
                    company; management of distribution network; incorporated in England and Wales.

               Yorkshire Electricity  Distribution  Services Limited - A private company limited by shares incorporated in England and Wales.

               Yorkshire  Electricity  Group  plc  - A  public  limited  company incorporated in England and Wales.

               Yorkshire Holdings plc - A public limited company incorporated in
                    England and Wales.

               Yorkshire Power Finance  Limited - A private  company  limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire Power Finance 2 Limited - A private  company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire Power Group Limited - A  private limited company incorporated in England and Wales.

               YPG Holdings LLC - A limited liability  company  incorporated in
                    Delaware. Headquartered in Delaware.

     vii. CE Generation, LLC - (50% owned) - Organized as a holding company. Headquartered in Omaha, Nebraska.

          a. 100% directly or indirectly owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

               CalEnergy Operating Corporation - Provides operating and
                    maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

               California Energy Development Corporation - Managing  general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

               California  Energy  Yuma  Corporation  -  Organized  as a holding
                    company.   Holds  a  50%   interest  in  Yuma   Cogeneration
                    Associates, a general partnership. Incorporated in Utah.

               CE Salton Sea Inc. - Organized as a holding company.
                    Incorporated in Delaware.

               CE Texas Energy LLC - Owns CE Texas Gas LP.  Organized  in
                    Delaware.

               CE Texas Gas LP - Owns contract rights.  Organized in Delaware.

               CE Texas Fuel, LLC - Organized as a holding company.  Organized in Delaware.

               CE Texas Pipeline, LLC - Organized as a holding company.
                    Organized in Delaware.

               CE Texas Power, LLC - Organized as a holding company. Organized in Delaware.

               CE Texas Resources, LLC - Organized as a holding company.
                    Organized in Delaware.

               CE Turbo LLC - Owns Imperial Valley turbo-expander power
                    project. Organized in Delaware.

               Conejo Energy Company - Holding  company  owning 50%  partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

               Del Ranch, L. P. - Owns Del Ranch (Hoch) project in the Salton
                    Sea.  Organized in California.

               Desert Valley Company - Operates monofill for Imperial Valley operations. Incorporated in California.

               Elmore, L.P. - Owns Elmore  project in the Salton Sea.  Organized in California.

               Falcon Power Operating  Company - Organized to provide  operation
                    and  maintenance   services  for  cogeneration   facilities.
                    Incorporated in Texas.

               Falcon Seaboard Oil Company - Holds 100% interest in Power
                    Resources, Ltd. Incorporated in Texas.

               Falcon Seaboard Pipeline Corporation - Holds 100% interest in Big
                    Springs Pipeline Company. Incorporated in Texas.

               Falcon Seaboard Power Corporation - Holds 100% interest in SECI
                    Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

               Fish Lake Power LLC - Owns a 1%  interest  in Salton Sea Unit IV.
                    Organized in Delaware.

               FSRI Holdings, Inc. - Organized as a holding  company.
                    Incorporated in Texas.

               Imperial Magma LLC - Owns  resource  rights and real  property in the Imperial Valley. Organized in Delaware.

               Leathers, L.P. - Owns Leathers project in the Salton Sea.
                    Organized in California.

               MagmaLand Company I - Holds mineral interests and brine rights for Salton Sea Projects. Incorporated in Nevada.

               MagmaPower Company - Organized as a holding company.  Owns several operating subsidiaries. Incorporated in Nevada.

               Niguel Energy Company - Holding  company  owning 50%  partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

               Power Resources, Ltd. - Organized  to own and operate a gas-fired cogeneration facility. Organized in Texas.

               Salton Sea Brine Processing L. P. - Owns 99% limited  partnership interest in Salton Sea Power Generation, L.P. Organized in California.

               Salton Sea Funding  Corporation - Organized to provide  financing for Salton Sea Projects. Incorporated in Delaware.

               Salton Sea Power  Company - Organized  as a holding  company.  1%
                    General Partner Interest, Salton Sea Power Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

               Salton Sea Power Generation L. P. - Owns Units 1, 2 & 3 & part of
                    Unit 4 at Salton Sea. Organized in California.

               Salton Sea Power  L.L.C.  - Owns Salton Sea Unit 5.  Organized in
                    Delaware.

               Salton Sea Royalty LLC  -  Owns  rights  to  royalty  payments.
                    Organized in Delaware.

               San Felipe Energy Company - Holding   company   owning  50%
                    partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

               Saranac Energy Company, Inc. - Organized  to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

               SECI Holdings, Inc. - Holding company for Saranac Energy Company.
                    Incorporated in Delaware.

               VPC Geothermal  LLC - Owns  50% of  Vulcan/BN  Geothermal  Power
                    Company. Organized in Delaware.

               Vulcan Power Company - Organized as a holding  company.  Owns 50%
                    of  Vulcan/BN  Geothermal  Power  Company.  Incorporated  in
                    Nevada.

               Vulcan/BN  Geothermal  Power Company - Owner of Vulcan Project in
                    the Imperial Valley. Organized in Nevada.

               Yuma Cogeneration  Associates  - Owner of the  Yuma  cogeneration natural gas-fired project in Arizona. Organized in Arizona.

          b.   Less than 100% but greater than 10% owned by CE Generation, LLC

               North Country Gas Pipeline Corporation - Organized to construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

               Saranac Power Partners,  L. P. - Organized to construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

     viii.  Other MidAmerican Energy Holdings Company Related Entities:

               a. 100% directly or indirectly owned by MidAmerican Energy Holdings Company (unless otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

                    American Pacific Finance Company - Organized to be a captive finance company. Incorporated in Delaware.

                    Aurora 2000, LLC - Organized to develop and market software.
                         Organized in Delaware.

                    CalEnergy Capital Trust II - Organized to provide financing.
                         Organized in Delaware.

                    CalEnergy Capital Trust III - Organized to provide
                         financing. Organized in Delaware.

                    CalEnergy Company Inc. - Organized  to develop  projects in the United States. Incorporated in Delaware.

                    CalEnergy Generation Operating Company - Organized to manage and operate power projects in the United States. Incorporated in Delaware.

                    CalEnergy Holdings, Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CalEnergy International Ltd. - Organized to develop projects outside the United States. Organized in Bermuda.

                    CalEnergy International  Services, Inc. - Employs personnel working on CalEnergy's projects outside the United States. Incorporated in Delaware.

                    CalEnergy Investments C.V. - Organized as a financing
                         entity. Organized in the Netherlands.

                    CalEnergy Minerals, LLC - Organized to own Salton Sea zinc recovery project. Organized in Delaware.

                    CalEnergy Minerals Development LLC - Owns interest in
                         minerals projects. Organized in Delaware.

                    CalEnergy Pacific  Holdings  Corp. - Holding  company  which
                         owns  shares  of  CE   International   (Bermuda)   Ltd.
                         Incorporated in Delaware.

                    CalEnergy U.K.  Inc.  - Owner of shares  of CE  Electric  UK
                         Funding Company. Incorporated in Delaware.

                    CE Aurora I, Inc. - Organized to develop and market
                         software. Incorporated in Delaware.

                    CE Casecnan Ltd. - Holding company which owns interest in
                         CE Casecnan Water & Energy Company, Inc. Organized in Bermuda.

                    CE Cebu Geothermal Power Company, Inc. - Project company
                         for the Upper Mahiao project, on the island of Leyte, Philippines. Incorporated in Philippines.

                    CE (Bermuda) Financing Ltd. - Organized to finance energy
                         projects directly or through subsidiaries. Organized in Bermuda.

                    CE Electric, Inc. - Owner of shares of CE Electric UK
                         Holdings. Incorporated in Delaware.

                    CE Electric (NY), Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CE Exploration  Company  -  Exploration   subsidiary  with
                         leaseholds   in  Oregon,   Washington,   and   Northern
                         California. Incorporated in Delaware.

                    CE Geothermal, Inc. - Owns Western States Geothermal
                         Company and Intermountain    Geothermal    Company.
                         Incorporated in Delaware.

                    CE Geothermal LLC - Organized to invest in  nonregulated
                         generation facilities. Organized in Delaware.

                    CE Indonesia Geothermal, Inc. - Organized as a holding
                         company for construction of projects in Indonesia. Incorporated in Delaware.

                    CE Insurance Services Limited - Organized as a captive
                         insurance company. Organized in the Isle of Man.

                    CE International, Inc. - Development company for project
                         interests located outside the United States.
                         Incorporated in Delaware.

                    CE International (Bermuda) Ltd - Holding company which
                         owns interests in geothermal power generation project companies. Incorporated in Bermuda.

                    CE International Investments, Inc. - Holding company for
                         projects outside the United States. Incorporated in Delaware.

                    CE Mahanagdong Ltd. - Organized as a holding company.
                         Incorporated in Bermuda.

                    CE Mahanagdong II, Inc. - Holds interest in CE Luzon
                         Geothermal Power Company, Inc.    Organized in
                         Philippines.

                    CE Obsidian Energy LLC - Organized to  develop, own and
                         operate a geothermal power plant in the Salton Sea. Organized in Delaware.

                    CE Philippines Ltd. - Organized as a holding  company.
                         Incorporated in Bermuda.

                    CE Philippines II, Inc. - Holds interest in CE Cebu
                         Geothermal Power Company Inc. Organized in Philippines.

                    CE Power, Inc. - Owner of shares of CE Electric UK Funding
                         Company. Incorporated in Delaware.

                    CE Power LLC - Organized to invest in nonregulated
                         generation facilities. Organized in Delaware.

                    CE Resources LLC - Organized to invest in  nonregulated
                         generation facilities. Organized in Delaware.

                    Cordova Energy Company, LLC - Organized to own and operate a gas fired cogeneration facility. Organized in Delaware. Headquartered in Des Moines, Iowa.

                    Cordova Funding Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Fox Energy Company LLC - Organized to invest in
                         nonregulated generation facilities. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Intermountain Geothermal Company - Owner of 70% interest in the Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

                    Tongonan Power Investment, Inc. - Holds a partnership
                         interest   in   Visayas   Geothermal   Power   Company.
                         Incorporated in Philippines.

                    MagmaNetherlands B.V. - Holds interest in Visayas
                         Geothermal Power Company. Incorporated in Netherlands.

                    MidAmerican Capital Trust I - Organized to provide
                         financing.  Organized in Delaware.

                    Northern  Aurora, Inc. - Organized to develop and market
                         software.  Incorporated in Delaware.

                    Quad Cities Energy Company - Organized to invest in
                         nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    Salton Sea Minerals Corp. - Owns indirect interest in a zinc recovery project. Incorporated in Delaware.

                    Visayas Geothermal Power Company - Project company for the
                         Malitbog project, on the island of Leyte, Philippines. Organized in Philippines.

               b.   Less than  100% but  greater  than 10% owned by  MidAmerican
                    Energy  Holdings   Company  -  (all  of  the  following  are
                    headquartered in Omaha, Nebraska).

                    CE Casecnan Water and Energy Company, Inc. - Organized to
                         develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines.

                    CE Luzon Geothermal Power Company, Inc. - Project company
                         for the Mahanagdong project located on the island of Leyte, Philippines. Incorporated in Philippines.

     D.  Inactive Subsidiaries
         ---------------------

              American Pacific Finance Company II - Incorporated in California. Arizona Home Services LLC - Organized in Arizona.
              Big Springs Pipeline Company - Incorporated in Texas.
              Bioclean Fuels, Inc. - Incorporated in Delaware.
              CalEnergy BCF, Inc. - Incorporated in Delaware.
              CalEnergy Capital Trust I - Organized in Delaware.
              CalEnergy Capital Trust IV - Organized in Delaware.
              CalEnergy Capital Trust V - Organized in Delaware.
              CalEnergy Capital Trust VI - Organized in Delaware.
              CalEnergy Europe Ltd. - Incorporated in England and Wales. CalEnergy Imperial Valley Company, Inc. - Incorporated in
                Delaware.
              CalEnergy Power Ltd. - Incorporated in England and Wales. CalEnergy Power Ventures Ltd. - Incorporated in England and Wales. California Energy Management Company - Incorporated in Delaware. California Energy Retail Company, Inc. - Incorporated in Delaware. CBE Engineering Co. - Incorporated in California
              CEABC Co. - Incorporated in Delaware.
              CEXYZ Co. - Incorporated in Delaware.
              CE Administrative Services, Inc. - Incorporated in Delaware.
              CE Alberta Bioclean, Inc. - Incorporated in Delaware.
              CE Argo Energy, Inc. - Incorporated in Delaware.
              CE Argo Power LLC - Organized in Delaware.
              CE Asia Ltd. - Organized in Bermuda.
              CE Bali, Ltd. -  Organized in Bermuda.
              CE CIS-FSU, Inc. - Incorporated in Delaware.
              CE Indonesia Ltd. - Organized in Bermuda.
              CE Latin America Ltd - Organized in Bermuda.
              CE Overseas Ltd. - Organized in Bermuda.
              CE Singapore Ltd. - Organized in Bermuda.
              CE/TA LLC - Incorporated in Delaware.
              DCCO Inc. - Incorporated in Minnesota.
              Direct Energy Ltd. - Incorporated in England and Wales
              Electric & Gas UK Ltd. - Incorporated in England and Wales. Electricity & Gas UK Ltd. - Incorporated in England and Wales. Electricity North East Ltd. - Incorporated in England and Wales. Electricity North Ltd. - Incorporated in England and Wales.
              Gas & Electricity UK Ltd. - Incorporated in England and Wales.
              Gas UK Ltd. - Incorporated in England and Wales.
              Gilbert/CBE Indonesia L.L.C. - Organized in Nebraska.
              Gilbert/CBE L. P. - Organized in Nebraska.
              Integrated Utility Services (UK) Ltd. - Incorporated in England
                and Wales.
              IPP Co. - Incorporated in Delaware.
              IPP Co. LLC - Organized in Delaware.
              InterCoast Sierra Power Company - Incorporated in Delaware.
              LW Technical (Northern) Ltd. - Incorporated in England and Wales. Magma Generating Company I - Incorporated in Nevada.
              Magma Generating Company II - Incorporated in Nevada.
              MidAmerican Energy Financing II - Organized as a statutory business trust.
              Midwest Gas Company - Incorporated in Iowa.
              NEEB Ltd. - Incorporated in England and Wales.
              Neptune Power Ltd. - Incorporated in England and Wales.
              NorCon Holdings, Inc. - Incorporated in Delaware.
              NorCon Power Partners L.P. - Organized in Delaware.
              Norming Investments B.V. - Incorporated in Netherlands.

              North Eastern Electricity Ltd. - Incorporated in England and
                Wales.
              Northern Aurora Limited - Incorporated in England and Wales. Northern Billing and Customer Information Services Ltd. -
                Incorporated in England and Wales.
              Northern Cablevision Ltd. - Incorporated in England and Wales. Northern Cogen Ltd. - Incorporated in England and Wales.
              Northern Consolidated Power, Inc. - Incorporated in Delaware. Northern Electric Building Services Ltd. - Incorporated in England
                and Wales.
              Northern Electric Computer Services Ltd. - Incorporated in England
                and Wales.
              Northern Electric Consultants Ltd. - Incorporated in England and
                Wales.
              Northern Electric Contracting Ltd. - Incorporated in England and
                Wales.
              Northern Electric & Gas Distribution Ltd. - Incorporated in
                England and Wales.
              Northern Electric Generation (NPL) Limited - Incorporated in
                England and Wales.
              Northern Electric Investments Ltd. - Incorporated in England and
                Wales.
              Northern Electric Power Ltd. - Incorporated in England and Wales. Northern Electric Share Scheme Trustee Ltd. - Incorporated in
                England and Wales.
              Northern Electrics Ltd. - Incorporated in England and Wales. Northern Electric Telecom Limited - Incorporated in England and
                Wales.
              Northern Electric (TPL) Holdings Ltd. - Incorporated in England
                and Wales.
              Northern Electric Training Limited - Incorporated in England and
                Wales
              Northern Electric Transport Limited - Incorporated in England and
                Wales.
              Northern Energy Distribution Ltd. - Incorporated in England and
                Wales.
              Northern Gas & Electricity Ltd. - Incorporated in England and
                Wales.
              Northern Gas & Electric Ltd. - Incorporated in England and Wales. Northern Gas Marketing Ltd. - Incorporated in England and Wales. Northern Power Distribution Ltd. - Incorporated in England and
                Wales.
              Northern Utilities Ltd. - Incorporated in England and Wales.
              NUSL International Ltd. - Incorporated in England and Wales.
              Ormoc Cebu Ltd. - Organized in Bermuda.
              Real Estate Referral Network, Inc. - Incorporated in Nebraska. Seal Sands Network Ltd. - Incorporated in England and Wales.
              Slupo I B.V. - Incorporated in Netherlands.
              UK Electric & Gas Ltd. - Incorporated in England and Wales.
              UK Electricity & Gas Ltd. - Incorporated in England and Wales.
              UK Gas & Electricity Ltd. - Incorporated in England and Wales. Yorkshire Electricity Distribution Holdings Ltd - Incorporated in
                England and Wales.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy  Holdings  Company  is  the  holding  company  for
          MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

          MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

          MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. MidAmerican Energy Company is a regulated public utility company, incorporated in the State of Iowa. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          MidAmerican Energy's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides retail electric service to 670,000 customers in Iowa, Illinois, and South Dakota and retail natural gas service to 646,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i.   ELECTRIC OPERATIONS:

               MidAmerican Energy's transmission lines, operating from 161,000 to 345,000 volts, totaled 2,019 circuit miles at December 31, 2001 (1,870 miles are located in Iowa). MidAmerican Energy owned 366 distribution substations (327 are located in Iowa) and 18 transmission substations (17 in Iowa). MidAmerican Energy owned 41 transmission/distribution/generation substations (37 in Iowa) at December 31, 2001.

               MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

               2. 161 kv interconnection near Clarinda, Iowa with UtiliCorp United;

               3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

               4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

               5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

               6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with AmerenUE;

               7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

               8. 345 kv interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska Public Power District;

               9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power and Light Company;

              10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

              11. two 345 kv interconnections at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

              12. 161 kv interconnection near Galesburg, Illinois, with Illinois Power Company; and

              13. 161 kv interconnection near Camanche, Iowa, with Interstate Power and Light Company.

               MidAmerican   Energy   owns  or  connects   with  the   following
               transmission lines at or near the Iowa state border in order to serve its electric customers:

               1.   two 69 kv transmission lines near McCook Lake, South Dakota;

               2.   one 69 kv transmission line near Alcester, South Dakota;

               3.   one 161 kv transmission line near Rock Island, Illinois;

               4.   one 161 kv transmission line in East Moline, Illinois;

               5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

               6.   two 69 kv transmission lines in East Moline, Illinois;

               7.   two 69 kv transmission lines in Moline, Illinois; and

               8.   one 69 kv transmission line in Rock Island, Illinois.

Electric generating facilities at December 31, 2001 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 2001 accreditation.

                                                                  Accredited
                                         Percent                  Generating
                  Plant                 Ownership       Fuel    Capability (MW)
-------------------------------------   ---------      ------   --------------

Steam Electric Generating Plants:
  Iowa
     George Neal Station
       Unit No. 1                         100.0         Coal           135
       Unit No. 2                         100.0         Coal           300
       Unit No. 3 (jointly owned)          72.0         Coal           371
       Unit No. 4 (jointly owned)          40.6         Coal           261
     Ottumwa Unit (jointly owned)          52.0         Coal           368
     Louisa Unit (jointly owned)           88.0         Coal           616
     Council Bluffs Energy Center
       Unit No. 1                         100.0         Coal            43
       Unit No. 2                         100.0         Coal            88
       Unit No. 3 (jointly owned)          79.1         Coal           534
     Riverside Station
       Unit No. 3                         100.0         Coal             5
       Unit No. 5                         100.0         Coal           130
                                                                     -----
Total Steam Electric Generating Units                                2,851
                                                                     -----

                                                                   Accredited
                                         Percent                   Generating
             Plant                      Ownership      Fuel      Capability (MW)
-------------------------------------   ---------   ----------   ---------------
Combustion Turbines:
  Iowa
       Parr-2 units                       100.0     Gas or Oil          32
       Electrifarm-3 units                100.0     Gas or Oil         200
       River Hills Energy Center-8 units  100.0     Gas or Oil         120
       Sycamore Energy Center-2 units     100.0     Gas or Oil         149
       Pleasant Hill-3 units              100.0            Oil         160
       Coralville-4 units                 100.0     Gas or Oil          64
   Illinois
       Moline-4 units                     100.0     Gas or Oil          64
                                                                     -----
Total Combustion Turbines                                              789
                                                                     -----

Nuclear:
   Illinois
       Quad-Cities Station
       Unit No. 1 (jointly owned)          25.0     Nuclear            190
       Unit No. 2 (jointly owned)          25.0     Nuclear            193
   Nebraska
       Cooper Station (Note 1)             50.0     Nuclear            379
                                                                     -----
Total Nuclear                                                          762
                                                                     -----

Hydro:
   Illinois
       Moline - 4 units                   100.0     Water                3
                                                                     -----
Total Hydro                                                              3
                                                                     -----

Portable Power Modules - 28 units         100.0     Oil                 56
Combined Cycle:
   Cordova (Note 2)                        50.0     Gas                250
                                                                     -----
Net Accredited Generating Capability                                 4,711
Participation Purchases and Sales, Net                                  24
                                                                     -----
  Total Net Accredited Generating Capability                         4,735
                                                                     =====

(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican Energy's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

(2) Cordova is owned by Cordova Energy Company, LLC and the amount shown is MidAmerican Energy's entitlement (50%) of Cordova's accredited capacity under a power purchase agreement extending to the year 2004.

          ii.  GAS OPERATIONS

               MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

               Natural gas is distributed through 20,561 miles of distribution mains and services of which 16,048 miles are located in Iowa, 2,080 miles in Illinois, 2,284 miles in South Dakota and 149 miles in Nebraska.

               Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 2001.


     a. (1) Volumes of kWh of electric energy and related revenues sold (in thousands):

                                                                 Revenues
                                   Volumes Sold                 From Sales
                                   ------------                 ----------
               Retail               17,236,480                  $1,067,028
               Wholesale             7,754,828                     221,784
                                    ----------                  ----------
               Total                24,991,308                  $1,288,812
                                    ----------                  ----------

          (2) Volumes of MMBtu of natural gas distributed and related revenues (in thousands):

                                                                 Revenues
                                   Volumes Sold                 From Sales
                                   ------------                 ----------
               Retail                   79,915                    $587,651
               Wholesale                63,047                     256,884
                                      --------                    --------
               Total                   142,962                    $844,534
                                      --------                    --------

     b. (1) Outside of the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold and related revenues at retail in (a) above (in thousands):

                                                              Retail Revenues
                                    Volumes Sold                From Sales
                                    ------------                ----------
               Illinois              1,831,607                    $106,455
               South Dakota            137,391                       7,522
                                     ---------                    --------
               Total                 1,968,998                    $113,977
                                     ---------                    --------

          (2) Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sold and related revenues at retail in (a) above (in thousands):

                                                              Retail Revenues
                                    Volumes Sold                From Sales
                                    ------------                ----------
               Illinois                  7,845                    $ 56,167
               South Dakota              8,405                      60,608
               Nebraska                    601                       5,477
                                        ------                    --------
               Total                    16,851                    $122,252
                                        ------                    --------

     c. (1) Outside the state of incorporation of exempt holding company or at the state line, volumes of kWh of electric energy sold at wholesale in (a) above: None

               Outside the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold at wholesale excludes the following sales for resale transactions originating within the state to purchasers outside the state and related revenues (in thousands):


                                                               Revenues
                                        Volumes Sold          From Sales
                                        ------------          ----------
               Missouri                   2,364,012             $62,685
               Connecticut                1,481,963              46,852
               South Dakota                 745,658              28,958
               Minnesota                    397,404              13,095
               Texas                        289,730               7,246
               Idaho                        217,149               9,888
               Illinois                     211,945               6,059
               Nebraska                     158,084               4,907
               Canada                       109,476               3,275
               Oklahoma                      55,800               1,803
               Colorado                      51,347               1,443
               Kansas                        40,140               2,243
               North Dakota                  34,262               1,142
               Florida                       32,624               1,197
               Massachusetts                 28,732                 751
               Wisconsin                     26,275                 816
               Oregon                        11,580                 532
               Pennsylvania                  10,100                 367
               Georgia                        9,217                 271
               Louisiana                      4,268                 146
               New Mexico                     2,893                 102
               Tennessee                        275                   9
                                          ---------            --------
               Total                      6,282,934            $193,787
                                          ---------            --------

          (2) Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sales for resale transactions and related revenues at wholesale in (a) above (in thousands):

                                                              Revenues
                                          Volumes Sold       From Sales
                                          ------------       ----------
             Illinois                        22,064            $ 97,180
             Indiana                         10,633              40,675
             Kansas                           8,475              31,003
             Ohio                             1,666              12,203
             Michigan                         1,488               5,492
             Texas                            1,016               4,163
             Arkansas                           883               4,801
             Minnesota                          677               1,920
             Louisiana                          384               2,398
             Wisconsin                           39                 207
                                             ------            --------
             Total                           47,325            $200,042
                                             ------            --------

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

               Nebraska                                   2,904,809,000
               Pennsylvania                                 314,610,000
               Missouri                                     132,102,500
               Texas                                         65,975,000
               Minnesota                                     53,782,000
               Illinois                                      46,409,100
               Oklahoma                                      35,150,000
               Canada                                        23,167,000
               Connecticut                                   14,721,000
               Florida                                       14,058,000
               South Dakota                                   9,116,000
               North Dakota                                   8,541,000
               Other States                                  33,351,000

          (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

               Kansas                                        34,719,433
               Texas                                         13,104,285
               Illinois                                       2,866,817
               Nebraska                                       2,475,887
               Louisiana                                      1,205,366
               Minnesota                                      1,058,768
               New Mexico                                       521,239

     e.  Additional Data:

         (1)  Electric operating revenues (000):

              Iowa                     89.2%                 $1,172,360
              Outside of Iowa          10.8%                   $142,323
              Total                   100.0%                 $1,314,683

         (2)  Natural gas operating revenues (000):

              Iowa                     78.7%                   $683,960
              Outside of Iowa          21.3%                   $185,172
              Total                   100.0%                   $869,132

         (3)  Total average electric customers:

              Iowa                     87.0%                    583,251
              Outside of Iowa          13.0%                     86,793
              Total                   100.0%                    670,044

         (4)  Total average natural gas customers:

              Iowa                     78.5%                    507,357
              Outside of Iowa          21.5%                    138,808
              Total                   100.0%                    646,165

         (5)  Net utility plant- electric (000):

              Iowa                     89.3%                 $1,966,468
              Outside of Iowa          10.7%                   $234,450
              Total                   100.0%                 $2,200,918

         (6)  Net utility plant- gas (000):

              Iowa                     78.3%                   $388,929
              Outside of Iowa          21.7%                   $108,099
              Total                   100.0%                   $497,028

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:

          (1)  Name:                 CE Casecnan Water and Energy Company, Inc.
               Location:             On the Island of Luzon, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

               This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company sells the full energy output of the facility to the Philippine National Irrigation Administration ("NIA"). NIA in turn sells the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, caused NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.

          (2)  Name:                 CE Cebu Geothermal Power Company, Inc.
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

               This facility consists of four geothermal combined cycle units (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators and two binary turbo-chargers and associated generators). The facilities are located on the Island of Leyte, Republic of the Philippines. CE Cebu sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.

          (3)  Name:                 CE Luzon Geothermal Power Company, Inc.
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

               This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate capacity of approximately 180 gross MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the Philippines. CE Luzon sells the full energy output of the facilities to The Philippine National Oil Company-Energy Development Company ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power to the island of Luzon by means of its own transmission facilities.

          (4)  Name:                 Northern Electric Distribution Limited
               Location:             Newcastle, England
               Business Address:     Carliol House
                                     Market Street
                                     Newcastle upon Tyne
                                     NE1 6NE    England
               Description:

               Northern Electric is the holder of an England and Wales distribution license for the distribution of electricity in the North East of England.

          (5)  Name:                 Yorkshire Electricity Distribution plc
               Location:             Newcastle, England
               Business Address:     Carliol House
                                     Market Street
                                     Newcastle upon Tyne
                                     NE1 6NE    England
               Description:

               Yorkshire Electricity is the holder of an England and Wales distribution license for the distribution of electricity in Yorkshire, England.

          (6)  Name:                 Visayas Geothermal Power Company
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

               These facilities consist of three 77 gross MW generating units located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

          (7)  Name:              Cordova Energy Company, LLC
               Location:          Cordova, Illinois
               Business Address:  24712 192 Ave. N
                                  Cordova, Illinois 61242

          Description:

          This facility consists of a 537 MW gas-fired power plant in the Quad Cities, Illinois area. Cordova Energy has entered into a power purchase agreement with a unit of El Paso Energy Corporation ("El Paso") in which El Paso will purchase all of the capacity and energy from the project until December 31, 2019. Cordova Energy has exercised an option under the El Paso Power Purchase Agreement to callback 50% of the project output for sales to others for the contract years ending on or prior to May 14, 2004. Cordova Energy subsequently entered into a power purchase agreement with MidAmerican Energy Company whereby MidAmerican Energy will purchase 50% of the capacity and energy from the Cordova Project until May 14, 2004.

     b. Name of each system company that holds an interest in such EWG or foreign utility company:

           (1)   CalEnergy Investments C.V.
           (2)   CalEnergy Pacific Holdings Corporation
           (3)   CalEnergy UK Inc.
           (4)   CE Casecnan Ltd.
           (5)   CE Casecnan Water & Energy Company, Inc.
           (6)   CE Cebu Geothermal Power Company, Inc.
           (7)   CE Electric (NY), Inc.
           (8)   CE Electric Inc.
           (9)   CE Electric UK Funding Company
          (10)   CE Electric UK Holdings
          (11)   CE Electric UK Ltd
          (12)   CE International Investments, Inc.
          (13)   CE Luzon Geothermal Power Company, Inc.
          (14)   CE Mahanagdong Ltd.
          (15)   CE Mahanagdong II, Inc.
          (16)   CE Philippines Ltd.
          (17)   CE Philippine II, Inc.
          (18)   CE Power Inc.
          (19)   Cordova Energy Company, LLC
          (20)   Cordova Funding Corporation
          (21)   Magma Netherlands B.V.
          (22)   MidAmerican Energy Holdings Company
          (23)   Northern Electric Distribution Limited
          (24)   Northern Electric plc
          (25)   Quad Cities Energy Company
          (26)   Tongonan Power Investments, Inc.
          (27)   Visayas Geothermal Power Company
          (28)   Yorkshire Electricity Group plc
          (29)   Yorkshire Holdings plc
          (30)   Yorkshire Power Group Limited

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):

          (1)  CE Casecnan Water and Energy Company, Inc.

               Stockholders' equity                               $106,798
               Debt                                               $ 78,257

          (2)  CE Cebu Geothermal Power Company Inc.

               Stockholders' equity                               $ 69,731
               Debt                                               $      -

          (3)  CE Luzon Geothermal Power Company Inc.

               Stockholders' equity                               $ 68,378
               Debt                                               $      -

          (4)  Northern Electric Distribution Limited

               Stockholders' equity                               $305,510
               Debt                                               $      -

          (5)  Yorkshire Electricity Distribution plc

               Stockholders' equity                               $293,147
               Debt                                               $      -

          (6)  Visayas Geothermal Power Company

               Partners capital                                   $ 68,362
               Debt                                               $      -

          (7)  Cordova Energy Company, LLC

               Stockholders' Equity                               $37,885
               Debt                                               $     -

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

          (1)  CE Casecnan Water and Energy Company, Inc.

               Capitalization                                     $505,193
               Earnings                                           $  2,700

          (2)  CE Cebu Geothermal Power Company Inc.

               Capitalization                                     $158,301
               Earnings                                           $  5,561

          (3)  CE Luzon Geothermal Power Company Inc.

               Capitalization                                     $213,668
               Earnings                                           $ 30,210

          (4)  Northern Electric Distribution Limited

               Capitalization                                     $690,400
               Earnings                                           $126,243

          (5)  Yorkshire Electricity Distribution plc

               Capitalization                                   $1,099,186
               Earnings                                         $   33,096

          (6)  Visayas Geothermal Power Company

               Capitalization                                     $154,488
               Earnings                                           $ 41,289

          (7)  Cordova Energy Company, LLC

               Capitalization                                     $262,885
               Earnings                                           $  5,568


     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company:

          MidAmerican Energy has an agreement with Cordova Energy Company LLC, an indirect subsidiary of MidAmerican Energy Holdings, to purchase electric capacity and energy from a gas-fired combined cycle generation plant which started commercial operation in June 2001. The agreement, which terminates in May 2004, provides for MidAmerican Energy to purchase up to 50% of the net capacity of the plant and to supply the fuel stock required to generate the energy purchased.

Exhibit A

     Exhibit A-1, pages 1 through 6, shows consolidating statements of income and retained earnings of MidAmerican Energy Holdings Company for its material operating subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of MidAmerican Energy Holdings Company and its material operating subsidiaries as of December 31, 2001.

     Exhibit A-2, pages 1 through 3, shows consolidating statements of income and retained earnings of MidAmerican Funding, LLC for its material operating subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of MidAmerican Funding, LLC and its material operating subsidiaries as of December 31, 2001.

     Exhibit A-3, pages 1 through 3, shows consolidating statements of income and retained earnings of MHC Inc. for its material operating subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of MHC Inc. and its material operating subsidiaries as of December 31, 2001.

     Exhibit A filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.


Exhibit B

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2002.


                                            MidAmerican Energy Holdings Company




                                            By /s/ Patrick J. Goodman
                                               ---------------------------------
                                                   Patrick J. Goodman
                                                   Senior Vice President and
                                                     Chief Financial Officer

Attest:



/s/  Paul J. Leighton
---------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  And Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:


Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657